Exhibit 1

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi”) informs its shareholders and the market in general that, in connection with the implementation of the Brazilian Judicial Reorganization Plan approved by creditors in a general creditors meeting held in Brazil on 19 and 20 of December, 2017  (the "RJ Plan"), confirmed by the Brazilian Judicial Reorganization Court on January 8, 2018, which decision was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018 that the verification meetings of Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”) and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (“Oi Coop”) were held starting at 10.00 am (CET) on 1 June 2018 at the Court of Amsterdam, the Netherlands in relation to each of their Dutch law composition plans (together the “Plans” and each a “Plan”) as applicable to:

•         PTIF’s 6.25% Notes due 2016 (ISIN No. PTPTCYOM0008) (the “PTIF Retail Notes”);

•         PTIF’s 4.375% Notes due March 2017 (ISIN No. XS0215828913);

•         PTIF’s 5.242% Notes due November 2017 (ISIN No. XS0441479804);

•         PTIF’s 5.875% Notes due 2018 (ISIN No. XS 0843939918);

•         PTIF’s 5.00% Notes due 2019 (ISIN No. XS0462994343);

•         PTIF’s 4.625% Notes due 2020 (ISIN No. XS0927581842);

•         PTIF’s 4.50% Notes due 2025 (ISIN No. XS0221854200) (together with the six series listed above, the “PTIF Bonds”);

•         Oi Coop’s 5.625% Senior Notes due 2021 (ISIN No. XS1245245045 and XS1245244402);

•         Oi Coop’s 5.75% Senior Notes due 2022 (CUSIP/ISIN Nos. 10553M AD3/US10553MAD39 and P18445 AG4/USP18445AG42) (together with the series listed immediately above, the “Oi Coop Notes” and, together with the PTIF Notes, collectively the “Notes”); and

•         other creditors of PTIF and Oi Coop.

Each of the Plans will give effect to the RJ Plan internationally. The effective terms materially "mirror" the terms of the RJ Plan so as to ensure that all material aspects of the RJ Plan are given binding effect to creditors and stakeholders not only in Brazil but also in other territories, including the Netherlands and the United Kingdom.

In accordance with the Dutch Bankruptcy Code, the PTIF Plan was approved by 100% of its creditors present at the meeting, representing 99.99% of the total claims of creditors that participated in the vote and representing 99.99 % of the total debt of PTIF and the Oi Coop Plan was approved by 92.82% of its creditors present at the meeting, representing 99.63% of the total claims of creditors that participated in the vote and representing 89.16 % of the total debt of Oi Coop. The final stage in the recognition of the RJ Plan in the Netherlands will be to achieve the sanction of the Plans by the Court of Amsterdam, in which regard a homologation hearing in relation to the Plans has been scheduled to take place at 10:00 (CET) on 11 June 2018. Further details of the hearing can be found for PTIF at: https://cms.law/nl/NLD/Publication/Bankruptcies/Portugal-Telecom-International-Finance-B.V and for Oi Coop at:  http://oibrasilholdingscoop-administration.com.

Rio de Janeiro, June 1, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer